UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pendrell Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

70686R104

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70686R104	Page 2 of 6 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alvarez & Marsal CRF Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,790,743
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,790,743
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,790,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.98%[1]
12	TYPE OF REPORTING PERSON IA

[1]

This percentage was determined by dividing 2,790,743, the number of shares of Common Stock held directly by the Master Fund, by 21,491,373, which is the number of shares of Common Stock outstanding as of October 21, 2016 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 28, 2016.

CUSIP No. 70686R104	Page 3 of 6 Pages

SCHEDULE 13G

This Schedule 13G relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Pendrell Corporation, a Washington corporation (the “Issuer”), held of record by Highland Crusader Offshore Partners, L.P. (the “Master Fund”). Alvarez & Marsal CRF Management, LLC (the “Reporting Person”) is the investment advisor with sole voting and dispositive power over the shares of Common Stock of the Issuer reported herein.

Item 1.

Item 1(a). Name of Issuer.

Pendrell Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices.

2300 Carillon Point, Kirkland, Washington 98033

Item 2.

Item 2(a). Name of Person Filing.

Item 2(b). Address of Principal Business Office.

Item 2(c). Citizenship.

Alvarez & Marsal CRF Management, LLC

c/o Alvarez & Marsal

2029 Century Park East, Suite 2060

Los Angeles, CA 90067

Attention: Steven Varner, Managing Director

Delaware limited liability company

Item 2(d). Title of Class of Securities.

Class A common stock

Item 2(e). CUSIP Number.

70686R104

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing Is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

(e)	☒	An investment advisor in accordance with §240.13d1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d1(b)(1)(ii)(G).

CUSIP No. 70686R104	Page 4 of 6 Pages

SCHEDULE 13G

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3).

(j)	☐	Group, in accordance with §240.13d1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As the investment advisor of the Master Fund, the Reporting Person may be deemed the beneficial owner of the 2,790,743 shares of Common Stock held by the Master Fund.

(b) Percent of class:

The Reporting Person may be deemed the beneficial owner of 12.98% of the outstanding Common Stock.** This percentage was determined by dividing 2,790,743, the number of shares of Common Stock held directly by the Master Fund, by 21,491,373, which is the number of shares of Common Stock outstanding as of October 21, 2016 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 28, 2016.

(c) Number of shares as to which the person has:

The Reporting Person has the power to vote and dispose of the 2,790,743 shares of Common Stock held by the Master Fund.

**	As of February 14, 2017, the Reporting Person may be deemed the beneficial owner of 2,432,923 shares of Common Stock, which is 11.32% of the Common Stock reported outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 28, 2016.

CUSIP No. 70686R104	Page 5 of 6 Pages

SCHEDULE 13G

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 70686R104	Page 6 of 6 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

ALVAREZ & MARSAL CRF MANAGEMENT, LLC

By:	/s/ Steven Varner
Name: Steven Varner Title: Managing Director